UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2025__ AND ENDING __12/31/2025__
  MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securities Equity Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Vantis Drive, Suit 440
(No. and Street)

Aliso Viejo	CA	92656
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carin Amaradio	(949)900-8167	Carin.Amaradio@selectportfolio.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St., Blog S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Cario R. Amaradio_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of _12/31_ , 2_025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title: _CEO, President_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 20 26, by Carin R. Amaradio ______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SUSAN C. ALBERT
Notary Public - California
Orange County
Commission # 2517355
My Comm. Expires Apr 14, 2029

(Seal) Signature ____________

Securities Equity Group
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year End December 31, 2025

Securities Equity Group
Financial Statements
December 31, 2025

Contents   **Page**
As of and for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Statement of Income   3

Statement of Changes in Stockholder's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-13

Schedule I - Computation of Net Capital Requirements   14

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3   15

Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934   16

Independent Registered Public Accounting Firm's Report on Management's Assertions Regarding Exemption Claimed from Rule 15c3-3   17



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Securities Equity Group
Aliso Viejo, CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Equity Group, as of December 31, 2025, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Securities Equity Group as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Securities Equity Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Securities Equity Group's financial statements. The supplemental information is the responsibility of Securities Equity Group management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.
LMHS, P.C.

We have served as the Securities Equity Group's auditor since 2020.
Norwell, Massachusetts

March 2, 2026


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of
mgiworldwide

Securities Equity Group
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	8,294
Deposit At Clearing Firm		50,000
Commissions Receivable		9,406
Receivable From Unrelated Party		3,791
Investments, At Fair Market Value		543,156
Prepaid Expenses		21,690
Deposits		2,666
Total assets	$	639,003

Liabilities and Stockholder's Equity

Liabilities

Commission Payable	$	3,805
Payable To Clearing Firm		12,571
Total liabilities		16,376

Commitments and contingencies

Stockholder's equity

Common Stocks, no par value, 1,000,000 shares authorized, 60,000 shares issued and outstanding.	60,000
Additional Paid-In Capital	108,400
Retained Earnings	454,227
Total stockholder's Equity	622,627
Total Liabilities And Stockholder's Equity	$ 639,003

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Income
For The Year End December 31, 2025

Revenues

Mutual fund commissions	$	101,874
Clearing firm commisions		26,946
Variable product commissions		12,828
Fee based income		52,157
Interest and other income		8,593
Net investment gains, net		108,118
Total revenues		310,516

Expenses

Commissions	104,819
Expense sharing fee	12,000
Licensing and registration	21,337
Insurance	6,050
Clearing fee	6,006
Other operating expenses	56,916
Total expenses	207,128
Net income (loss) before income tax provision	103,388
Income tax provision	800
Net income (loss)	$ 102,588

The accompanying notes are an integral part of these financial statements.

3

Securities Equity Group
Statement of Changes in Stockholder's Equity
For The Year End December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2024	$ 60,000	$ 108,400	$ 351,639	$ 520,039
Net income (loss)	-	-	102,588	102,588
Balance at December 31, 2025	$ 60,000	$ 108,400	$ 454,227	$ 622,627

The accompanying notes are an integral part of these financial statements.

4

Securities Equity Group
Statement of Cash Flows
December 31, 2025

Cash flow from operating activities:		
Net income		$ 102,588
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in :		
Commissions receivable	$ (2,472)	
Receivable from related party	20,877	
Investments, at fair market value	(114,215)	
Prepaid expenses	(898)	
Deposits	1,582	
(Decrease) increase in :		
Commission payable	663	
Payable to clearing firm	(18,728)	
Total adjustments		(113,191)
Net cash provided by (used in) operating activities		(10,603)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(10,603)
Cash and cash equivalents at December 31, 2024		18,897
Cash and cash equivalents at December 31, 2025		$ 8,294

Cash paid during the year for:		
Interest	$ 1,325	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Securities Equity Group (the "Company"), was incorporated in the State of California on March 25, 1997 under the name Select Securities Group, Inc. On March 29, 1999, the Company amended its name to Securities Equity Group. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is affiliated through common ownership to Select Portfolio Management, Inc. ("SPM") and Select Money Management, Inc. ("SMM"). As of October 16, 2025 SMM was sold to an unrelated party and as of December 31, 2015, it is no longer a related party.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii) and Footnote 74, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 7. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the year is included in income.

The Company earns commissions through stock purchases and sale transactions, and mutual fund purchases, these commissions are recognized when the transactions are substantially completed at the trade date.

Commissions on fee-based managed accounts are recognized periodically over the life of the contract based on a fee rate that is applied to the average balance of the assets under management over that period.

The Company also earns revenue in the form of 12b-1 fees. These fees are recognized periodically based on the average of assets under management.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled

The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2025:

Performance Obligation Satisfied at a Point in Time	$ 141,648
Performance Obligation Satisfied at a Point Over Time	52,157
	$ 193,805

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 11).

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with National Financial Services Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is earned monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2025 was $50,000.

NOTE 3: COMMISSIONS RECEIVABLE

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2025, the receivable from clearing organization of $9,406 is pursuant to these clearing agreements.

NOTE 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of equities, fixed income and money markets. As discussed in Note 1, investments held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2025, these securities are carried at their fair market value of $543,156. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $108,118.

NOTE 5: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

NOTE 6: RELATED-PARTY TRANSACTIONS

The Company has entered into a written expense sharing agreement ("Agreement") with SPM, Inc. whereby the Company reimburses SPM, Inc. for various business expenses in the ordinary course of business. As outlined in the Agreement, these expenses include administrative salaries and related employee expenses, general office expenses and rent. For the year ending December 31, 2025, the Company recognized $12,000 of management fee expenses to SPM, Inc. on the Statement of Income.

During the year, SMM paid certain clearing and execution expenses on behalf of the Company. As noted in Note 1, SMM was sold on October 16, 2025 to an unrelated third party. Subsequent o the sale, the new owner continued to pay the clearing and execution expenses on behalf of the Company and will continue to do so until all customer accounts have been fully transitioned. SMM covered clearing and execution charges totalling $3,791 for the year ended December 31, 2025.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Quoted prices in active markets for identical securities.

> Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

> Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Level 1	Level 2	Level 3	Total
Investments, at fair market value	$ 543,156	$ -	$ -	$ 543,156
TOTALS	$ 543,156	$ -	$ -	$ 543,156

NOTE 8: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. As discussed in the Summary of Significant Accounting Policies (Note 1), the Company provides public finance services as a municipal securities broker-dealer, government securities broker-dealer, non-profit securities broker-dealer, and financial advisor. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

NOTE 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 12: ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2025, various other Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $439,612 which was $389,612 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness of $16,376 to net capital was 0.04 to 1.

Securities Equity Group
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2025

Computation of net capital

Common Stock	$	60,000	
Additional paid-in capital		108,400	
Retained Earnings		454,227	
Total stockholder's Equity			$ 622,627
Less: Non-allowable assets			
Account receivable, net		(3,791)	
Prepaid Expenses		(21,690)	
Deposits		(2,666)	
Total non-allowable assets			(28,147)
Net capital before haircuts			594,480
Less: Haircuts and undue concentration		(154,868)	
Total haircuts and undue concentration			(154,868)
Net Capital			$ 439,612
Computation of net capital requirements			
Minimum net capital requirement			
6 2/3 percent of net aggregate indebtedness	$	1,092	
Minimum dollar net capital required	$	50,000	
Net capital required (greater of above)			50,000
Excess net capital			$ 389,612
Aggregate indebtedness			$ 16,376
Ratio of aggregate indebtedness to net capital			0.04 : 1

There was no material difference between net capital computation showed here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2025.

Securities Equity Group

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) and Footnote 74 in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Securities Equity Group
Aliso Viejo, CA

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which (1) Securities Equity Group, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Equity Group claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Securities Equity Group identified that the non-covered Securities Equity Group's activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Securities Equity Group stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Securities Equity Group management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Securities Equity Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as the Securities Equity Group's auditor since 2020.
Norwell, Massachusetts

March 2, 2026



Members of
AICPA

A member of
mgiworldwide ·

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



Securities Equity Group
REGISTERED BROKER-DEALER

Member FINRA & SIPC

Assertions Regarding

Exemption Provisions

We, as principals of Securities Equity Group ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertations provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 Paragraph (k)(2)(ii) and Footnote 74.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2025, through December 31, 2025.

Securities Equity Group

By:

Carin R. Amaradio, CEO

March 2, 2026